SOLARFUN OBTAINED RMB7 BILLION FRAMEWORK CREDIT
FACILITY FROM BANK OF CHINA

SHANGHAI, China, July 22, 2010 -- Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company”) (NASDAQ:SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic (“PV”) cells and modules in China, today announced that Jiangsu Linyang Solarfun Co., Ltd., a wholly owned subsidiary of Solarfun, has obtained a framework credit facility in the amount of RMB7 billion, or an equivalent amount of foreign currency, from Bank of China, Nantong branch (the “Bank”).  The contract has a term of 10 years and provides a number of credit facility options.  Specific drawdowns against this facility are subject to internal review and approval by the Bank.

Gareth Kung, Chief Financial Officer of Solarfun, commented, “Our longstanding relationship with Bank of China has been an important ingredient in Solarfun’s growth and progress to date.  Visibility of customer demand remains high throughout 2010 and key customer indications give us increased confidence in the prospect for 2011. We believe this new framework credit facility would provide added flexibility for Solarfun to finance future expansion plans. The demands of our customers are evolving, including project financing, and this new facility will assist us in meeting their needs more competitively.”

About Solarfun

Solarfun Power Holdings Ltd. (NASDAQ: SOLF) is a leading manufacturer of solar PV cells and modules in China, focusing on delivering high quality and reliable products at competitive prices.  Solarfun produces its monocrystalline and polycrystalline products at its internationally certified, vertically-integrated manufacturing facilities. Solarfun partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets. Solarfun maintains a strong global presence with local staff throughout Europe, North America, and Asia.  Solarfun embraces environmental responsibility and sustainability by taking an active role in the photovoltaic -cycle voluntary recycling program. For more information, visit: www.solarfun-power.com.
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About Bank of China
Bank of China is one of China’s four state-owned commercial banks.  Its businesses cover commercial banking, investment banking and insurance. The Bank provides a comprehensive range of high-quality financial services to individual and corporate customers as well as financial institutions worldwide.

SAFE HARBOR STATEMENT
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Solarfun disclaims any obligation to update or correct any forward-looking statements.

For further information, please contact:

Solarfun Power Holdings Co., Ltd.

Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel: 86-21-26022833 / Mobile: 86 138 1612 2768
E-mail: paul.combs@solarfun-power.com

Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Roger Hu
Tel:  +86 158 1049 5326
E-mail:  rhu@ChristensenIR.com